Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-51146

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The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on October 5, 2005.

Contacts:

Jennifer Cook Williams	Daryl Messinger
Investor Relations	Media
Corgentech Inc.	WeissComm Partners
650-624-9600	415-999-2361
investors@corgentech.com	daryl@weisscommpartners.com

ALGORX AND CORGENTECH ANNOUNCE POSITIVE DATA FROM

PHASE 3 TRIAL OF ALGRX 3268

Webcast Conference Call Scheduled for 8:30 a.m. EDT Today

SECAUCUS, NJ AND SOUTH SAN FRANCISCO, CA, October 5, 2005 — AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. (Nasdaq: CGTK) today announced positive data from the first of two ongoing Phase 3 trials of ALGRX 3268—a fast-acting local anesthetic administered into the skin by powder injection and aimed at reducing pain associated with venipuncture procedures (blood draws and intravenous line placements). The primary endpoint of the 574-pediatric patient trial was achieved showing that treatment with ALGRX 3268 demonstrated statistically significantly less pain (p=0.007) compared with the placebo group. ALGRX 3268 was well tolerated and demonstrated no significant safety issues.

This study (003) was conducted at six centers in the United States in patients 3 to 18 years of age. A total of 574 patients were administered a placebo (285 patients) or the local anesthetic, ALGRX 3268 (289 patients) one to three minutes before having their procedures which required either venipuncture or intravenous cannulation. The primary endpoint was pain upon needle insertion utilizing the FACES pain scale. A second Phase 3 trial (004) of ALGRX 3268 with an identical clinical trial protocol is being conducted in approximately 500 patients, and data from this second pivotal trial are expected to be reported within two months.

“We are very pleased with the outcome of this study which shows that ALGRX 3268 is significantly more beneficial than any of the topical local anesthetics currently being offered on the market. Subjects who received ALGRX 3268 experienced less pain and onset was rapid, within one to three minutes compared to up to 60 minutes it takes for the most commonly used topical local anesthetics to offer analgesia,” stated Ronald M. Burch, M.D., Ph.D., chief executive officer of AlgoRx. “Our plan is to file a new drug application (NDA) with the FDA for ALGRX 3268 during the first half of 2006.”

“The clinical data from this trial of ALGRX 3268 are very strong, and we are focused on moving this product to market and expanding topical local anesthetic use with ALGRX 3268 in venipuncture procedures,” said John P.

McLaughlin, chief executive officer of Corgentech. “We are excited about the proposed merger of Corgentech and AlgoRx and believe that the combination will add measurable value for our stockholders by significantly bolstering our product pipeline and enabling us to more quickly move products into commercialization.”

About ALGRX 3268 and the Market Opportunity for a Fast-Acting Local Anesthetic

ALGRX 3268 represents a near-term product opportunity for which an NDA is expected to be filed in the first half of 2006. The product is for local analgesia and is aimed at reducing the pain associated with venipunctures and intravenous line placements. ALGRX 3268 is based on a needleless injection system called Powderject®, which accelerates lidocaine particles, in powder form, into the epidermis in order to anesthetize nerves. The product, which may be especially useful in pediatric populations and emergency room settings, is easy to use and anesthetizes quickly—generally in one minute—offering an important advantage over currently available therapies.

The market for pain reduction with venipuncture procedures is an underserved market. Currently, in the largest children’s hospitals and academic institutions in the United States, approximately 18 million venipuncture procedures occur each year. Of these 18 million procedures, topical local anesthetics are used in only 2.1 million of these procedures given that the currently marketed products require up to 60 minutes to offer benefit, compared with ALGRX 3268 which anesthetizes nerves within approximately one minute. With its fast onset-of-action, additional opportunities exist for ALGRX 3268 in the adult emergency room setting, hemodialysis and blood donation centers as well as physicians’ offices and clinical laboratories.

About AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which is in Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is soon to enter the clinic. AlgoRx is based in Secaucus, NJ. For more information on the company and its technologies, please visit www.algorx.com.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech is based in South San Francisco, CA. For more information on the company and its technologies, please visit www.corgentech.com.

Webcast Conference Call Details

Corgentech will conduct a webcast conference call with the investment community at 8:30 a.m. EDT / 5:30 a.m. PDT, today, October 5, 2005 to discuss the clinical data. The call will be available via live audio broadcast over the Internet on the Corgentech website at www.corgentech.com. For those unable to participate via the Internet, a 24-hour replay will be available for seven days after the call by calling 800-642-1687 (international dial: 706-645-9291) and giving the following pass code: 1153884.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, clinical results forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Corgentech Inc. intends to file a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.